ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

September 18, 2020	Chelsea M. Childs, Esq.
T +1 415 315 6374
chelsea.childs@ropesgray.com

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Anu Dubey

Re:	DoubleLine Opportunistic Credit Fund (the “Fund” or the “Registrant”)

File Numbers: 333-239482 and 811-22592

Dear Ms. Dubey:

On behalf of the Registrant, we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) via telephone on July 20, 2020 on the Fund’s initial Registration Statement on Form N-2 (the “Registration Statement”), which was filed with the SEC on June 26, 2020 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“PEA 1”), or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

A summary of the comments made by the Staff, and the Fund’s responses thereto, are set forth below.

Accounting

1)	Comment: Please confirm that an audited senior securities table will be included in a future pre-effective amendment. See Item 4.3 of Form N-2.

Response: The requested change will be reflected in PEA 1.

Prospectus

Cover Pages

2)

Comment: On page iii, the disclosure states, “Under normal circumstances, the Fund will invest at least 80% of its total assets in debt securities, convertible securities, loans and other securities…”. If the Fund invests in covenant-lite loans as a part of its principal investment strategies, please add a reference to such investments in the Principal Investment Strategies section of the Prospectus Summary.

Response: The requested change will be reflected in PEA 1.

3)

Comment: On page iii, the disclosure states, “Exposures to mortgage-backed and asset-backed securities through derivatives or other financial instruments may be considered investments in mortgage-backed or asset-backed securities for purposes of [the Fund’s 80% Policy].” In 2011, the Staff advised the Fund of the Staff’s belief that the notional value of derivatives positions should not be considered when determining a registered investment company’s compliance with any policies adopted in accordance with Rule 35d-1 (an “80% Policy). Please re-confirm supplementally that you are aware of the Staff’s position and state whether the Fund intends to comply with it. Please also confirm that such derivative investments are valued based on market, and not notional, value.

Response: The Fund confirms that it is aware of the Staff’s position. While the Fund does not necessarily agree with the Staff’s position, the Fund confirms that it will not use the notional value of its derivative investments for purposes of determining compliance with its 80% Policy for so long as the Staff’s position remains as described above. The Fund intends to use the mark-to-market value of its derivative investments for purposes of its 80% Policy.

4)

Comment: The sixth sentence of the last paragraph on page iv reads, “All subsequent annual reports that the Fund files with the SEC are also incorporated by reference into this Prospectus and any accompanying prospectus supplement, until the date on which the Fund files an amendment to this Prospectus and the accompanying prospectus supplement that indicates the offering has been terminated.” Please revise this sentence so that the forward incorporation by reference is limited to those reports filed after August 1, 2020. Please refer to instruction F.3 of the revised Form N-2 for more information on forward incorporation by reference.

Response: The requested change will be reflected in PEA 1.

Prospectus Summary

5)	Comment: In the Principal Investment Strategies section, please disclose the Fund’s concentration policy. See Item 8.2.b.(2) of Form N-2.

Response: The requested change will be reflected in PEA 1.

6)

Comment: Beginning on page 1, in the Principal Investment Strategies section, the disclosure states, “The Fund may invest without limit in mortgage-backed securities, some or all of which may be rated below investment grade or unrated but judged by DoubleLine to be of comparable quality.” The disclosure on page iii of the cover pages states that the Fund does not currently expect to invest more than 50% of its assets in below investment grade debt. Please add this qualifier language used on page iii to the disclosure referenced herein.

Response: The requested change will be reflected in PEA 1.

7)

Comment: On page 3, in the Principal Investment Strategies section, the disclosure states, “The Fund also may invest without limit in securities of other open- or closed-end investment companies, including exchange-traded funds (‘ETFs’).” Please confirm whether an Acquired Fund Fees and Expenses (“AFFE”) line item is appropriate in the Fund’s fee table.

Response: The Fund confirms that AFFE did not exceed 0.01% of the Fund’s average net assets in the prior fiscal year. Accordingly, the AFFE placeholder will be removed in PEA 1.

8)

Comment: Beginning on page 6 under the Distributions section, the last full paragraph and the following paragraph discuss a possible future application for an order granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder. Please consider whether this disclosure is appropriate for the summary section of the Prospectus. Note that Item 3.2 of Form N-2 states that the synopsis should provide a “clear and concise description of the key features of the offering and the Registrant, with cross-reference to relevant disclosure elsewhere in the Prospectus or Statement of Additional Information.”

Response: The Fund will remove the two paragraphs from the summary section in PEA 1.

9)

Comment: Please consider how the disclosure in the Prospectus, including risk disclosure, should be revised based on how events related to COVID-19 may affect the Fund and its investments, or explain why no revision is warranted.

Response: The Fund notes that risk disclosure relating to COVID-19 is included under Portfolio Contents – Collateralized Debt Obligations and under the following Principal Risk Factors: Market Disruption and Geopolitical Risk, Asset-Backed Securities Investment Risk and Loan Risk. The Fund believes that this existing disclosure is appropriate, responsive to the Staff’s comments and describes the risks associated with investments in the Fund as well as those factors generally associated with investment in a company with investment objectives and policies similar to the Fund’s.

10)

Comment: On page 8, under Mortgage-backed securities risks, consider whether there are any COVID-19 related risks (e.g., non-payment of mortgages) that should be reflected in this principal risk factor, or explain why no revision is warranted.

Response: The Fund will add disclosure related to COVID-19 under Principal Risk Factors – Mortgage-Backed Securities Risks in PEA 1. The Fund does not believe such disclosure is necessary in the summary section of the Prospectus.

11)	Comment: On page 18, under Direct Lending Risk, the disclosure states, “Although the Fund has no present intention to do so, the Fund may seek to originate loans, including, without limitation, commercial real estate or mortgage-related loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments.” Please consider removing it from the Principal Risk Factors section.

Response: The requested change will be reflected in PEA 1.

12)

Comment: If the Fund invests in contingent convertible securities as part of its principal investment strategies, please add a reference to such investments in the Principal Investment Strategies section and identify the risks of such investments under Convertible Securities Risk.

Response: The Fund confirms that it does not intend to invest in contingent convertible securities as part of its principal investment strategies.

13)

Comment: On page 26, under Equity securities, small capitalization companies and related market risk, consider adding a reference to mid-capitalization companies given the reference in the Principal Investment Strategies section to both small- and mid-capitalization issuers.

Response: The requested change will be reflected in PEA 1.

Repurchase of Common Shares; Conversion to Open-End Fund

14)

Comment: On page 100, the disclosure states “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board may consider the repurchase of its Common Shares on the open market or in private transactions.” Are there any current plans to repurchase Common Shares in the open market? If so, the Staff may have additional comments.

Response: The Fund confirms that it has no current plans to repurchase Common Shares in the open market. In the event that the Fund were to make such repurchases in the future, it would do so only to the extent consistent with any applicable restrictions and requirements of Regulation M under the Exchange Act.

Plan of Distribution

15)

Comment: Please acknowledge that the Staff expects to receive confirmation that the Fund has received a conditional no objection letter from the Financial Industry Regulatory Authority (“FINRA”) prior to the Registration Statement being declared effective.

Response: The Fund confirms that the Staff expects to receive a conditional no objection letter from FINRA and will provide confirmation of such once it is available.

Statement of Additional Information

16)

Comment: On page 3, under Investment Restrictions – Fundamental Investment Policies, disclose with respect to Fundamental Investment Policy (4) that the Fund will consider its holdings in other investment companies to determine compliance with its concentration policy.

Response: The Fund acknowledges the Staff’s position. The Fund does not expect to invest significantly in other investment companies. The Fund would expect, however, to treat an investment in an investment company that concentrates its investments in a particular industry as an investment by the Fund in that industry generally to the extent of the Fund’s estimate of the underlying fund’s investment in that industry for purposes of applying the Fund’s limit on industry concentration. PEA 1 will add disclosure to this effect.

17)

Comment: Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-government entity to determine the industry to which the investments should be allocated for purposes of the Fund’s concentration policy.

Response: The Fund confirms that it intends to look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

18)

Comment: On page 86, under Direct and Derivative Claims, the disclosure states, “The Declaration also provides that, except with respect to claims asserted under the federal securities laws, shareholders must make a demand on the Trustees…” The Staff has reviewed the Declaration from 2011 and notes that this exception is not included. Accordingly, please remove the phrase “except with respect to claims asserted under the federal securities laws.”

Response: The requested change will be reflected in PEA 1.

19)	Comment: On page 102, under Financial Statements, please include hyperlinks for the Fund’s annual and semi-annual reports per the amendments adopted under the FAST Act.

Response: The requested change will be reflected in PEA 1.

20)	Comment: Please confirm that the legality of shares opinion will be consistent with the Staff Legal Bulletin 19.

Response: The Fund confirms that the legality of shares opinion will be consistent with Staff Legal Bulletin 19.

*        *        *

We believe that this submission fully responds to your comments. We note that the Fund intends to observe these responses, but that they do not necessarily represent the position or policy of other funds managed by DoubleLine or its related parties. Should members of the Staff have any questions or comments, please contact the undersigned at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Adam D. Rossetti, Esq.
Jeremy C. Smith, Esq.